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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
                               (Amendment No. 1)
                                      and

                        AMENDMENT NO. 7 TO SCHEDULE 13D
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               MAXTOR CORPORATION
                           (Name of Subject Company)
                           HYUNDAI ACQUISITION, INC.
                          a wholly owned subsidiary of
                          HYUNDAI ELECTRONICS AMERICA
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

                                    K.S. YOO
                   CORPORATE PLANNING AND COORDINATION OFFICE
                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                          SAN 138-1, AMI-RE, BUBAL-EUB
                            ICHON-KUN, KYOUNGKI-DO,
                                 467 860 KOREA
                               011-82-336-30-2683

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

I.H. CHUN                         BARTLEY C. DEAMER, ESQ.           ALAN C. MYERS, ESQ.
LEGAL DEPARTMENT                  LIOR O. NUCHI, ESQ.               RICHARD D. PRITZ, ESQ.
HYUNDAI ELECTRONICS               MCCUTCHEN, DOYLE                  SKADDEN, ARPS, SLATE,
INDUSTRIES CO., LTD.              BROWN & ENERSEN                   MEAGHER & FLOM
66, JEOKSEON-DONG, JONGRO-KU      THREE EMBARCADERO CENTER          919 THIRD AVENUE
SEOUL, KOREA                      SAN FRANCISCO, CA 94111           NEW YORK, NY 10022
011-82-2-398-4324                 (415) 393-2000                    (212) 735-3000

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
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                  $278,591,654.80                                      $55,718.34
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

* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $6.70 per Share of 33,542,522 outstanding Shares, 1,773,749 Shares available for issuance under the 1992 ESPP and 6,264,573 Shares issuable upon conversion of Options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.

Amount Previously Paid:      $55,718.34                      Filing Party:    Hyundai Acquisition, Inc.,
                                                                              Hyundai Electronics America,
                                                                              Hyundai Electronics Industries
                                                                              Co., Ltd., Hyundai Heavy
                                                                              Industries Co., Ltd., Hyundai
                                                                              Corporation and Hyundai Merchant
                                                                              Marine Co., Ltd.
Form of Registration No.     Schedule 14D-1 Issuer Tender    Date Filed:      November 8, 1995
                             Offer Statement and Amendment
                             No. 6 to Schedule 13D

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CUSIP NO. 577729 10 6

1.   Name of Reporting Persons:
     S.S. or I.R.S. Identification No. of Above Person
     HYUNDAI ACQUISITION, INC.

2.   Check the appropriate box if a member of a group
     (a)  /X/
     (b)  / /

3.   SEC use only

4.   Source of funds:
     BK, AF

5. Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /

6.   Citizenship or place of organization:
     DELAWARE

7.   Aggregate amount beneficially owned by each reporting person:
     0

8.   Check if the aggregate amount in row (7) excludes certain shares / /

9.   Percent of class represented by amount in row (7):
     0

10. Type of reporting person:
     CO

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

CUSIP NO. 577729 10 6

1.   Name of Reporting Persons:
     S.S. or I.R.S. Identification No. of Above Person
     HYUNDAI ELECTRONICS AMERICA

2.   Check the appropriate box if a member of a group
     (a)  /X/
     (b)  / /

3.   SEC use only

4.   Source of funds:
     BK, AF

5. Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /

6.   Citizenship or place of organization:
     CALIFORNIA

7.   Aggregate amount beneficially owned by each reporting person:
     0

8.   Check if the aggregate amount in row (7) excludes certain shares / /

9.   Percent of class represented by amount in row (7):
     0

10. Type of reporting person:
     CO

CUSIP NO. 577729 10 6

1.   Name of Reporting Persons:
     S.S. or I.R.S. Identification No. of Above Person
     HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.

2.   Check the appropriate box if a member of a group
     (a)  /X/
     (b)  / /

3.   SEC use only

4.   Source of funds:
     OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) /X/

6.   Citizenship or place of organization:
     REPUBLIC OF KOREA

7.   Aggregate amount beneficially owned by each reporting person:
     5,844,000 SHARES OF COMMON STOCK OF MAXTOR CORPORATION (THE "COMPANY"), PAR VALUE $.01 PER SHARE (THE "SHARES") CONSISTING OF 5,844,000 SHARES ISSUABLE UPON CONVERSION OF 5,844,000 SHARES OF CLASS A COMMON STOCK OF THE COMPANY, PAR VALUE $.01 PER SHARE (THE "CLASS A SHARES")

8.   Check if the aggregate amount in row (7) excludes certain shares / /

9.   Percent of class represented by amount in row (7):
     16.5%

10. Type of reporting person:
     CO

CUSIP NO. 577729 10 6

1.   Name of Reporting Persons:
     S.S. or I.R.S. Identification No. of Above Person
     HYUNDAI HEAVY INDUSTRIES CO., LTD.

2.   Check the appropriate box if a member of a group
     (a)  /X/
     (b)  / /

3.   SEC use only

4.   Source of funds:
     OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /

6.   Citizenship or place of organization:
     REPUBLIC OF KOREA

7.   Aggregate amount beneficially owned by each reporting person:
     4,870,000 SHARES CONSISTING OF 4,870,000 SHARES ISSUABLE UPON CONVERSION OF 4,870,000 CLASS A SHARES

8.   Check if the aggregate amount in row (7) excludes certain shares / /

9.   Percent of class represented by amount in row (7):
     14.1%

10. Type of reporting person:
     CO

CUSIP NO. 577729 10 6

1.   Name of Reporting Persons:
     S.S. or I.R.S. Identification No. of Above Person
     HYUNDAI CORPORATION

2.   Check the appropriate box if a member of a group
     (a)  /X/
     (b)  / /

3.   SEC use only

4.   Source of funds:
     OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /

6.   Citizenship or place of organization:
     REPUBLIC OF KOREA

7.   Aggregate amount beneficially owned by each reporting person:
     4,870,000 SHARES CONSISTING OF 4,870,000 SHARES ISSUABLE UPON CONVERSION OF 4,870,000 CLASS A SHARES

8.   Check if the aggregate amount in row (7) excludes certain shares / /

9.   Percent of class represented by amount in row (7):
     14.1%

10. Type of reporting person:
     CO

CUSIP NO. 577729 10 6

1.   Name of Reporting Persons:
     S.S. or I.R.S. Identification No. of Above Person
     HYUNDAI MERCHANT MARINE CO., LTD.

2.   Check the appropriate box if a member of a group
     (a)  /X/
     (b)  / /

3.   SEC use only

4.   Source of funds:
     OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /

6.   Citizenship or place of organization:
     REPUBLIC OF KOREA

7.   Aggregate amount beneficially owned by each reporting person:
     3,896,000 SHARES CONSISTING OF 3,896,000 SHARES ISSUABLE UPON CONVERSION OF 3,896,000 CLASS A SHARES

8.   Check if the aggregate amount in row (7) excludes certain shares / /

9.   Percent of class represented by amount in row (7):
     11.6%

10. Type of reporting person:
     CO

     Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America ("Parent"), Parent, Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co., Ltd. ("HHI"), Hyundai Corporation ("HC") and Hyundai Merchant Marine Co., Ltd. ("HMM") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 dated November 8, 1995 (the "Schedule 14D-1") relating to the Purchaser's offer to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Maxtor Corporation (the "Company") at a price of $6.70 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     HEI, HHI, HC and HMM also hereby amend and supplement their Statement on
Schedule 13D dated February 14, 1994 (the "Schedule 13D") (as amended by Amendment No. 1 to Schedule 13D dated March 17, 1995, Amendment No. 2 to
Schedule 13D dated October 28, 1995, Amendment No. 3 to Schedule 13D dated October 30, 1995, Amendment No. 4 to Schedule 13D dated November 1, 1995, Amendment No. 5 to Schedule 13D dated November 6, 1995 and Amendment No. 6 to
Schedule 13D dated November 8, 1995). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Offer to Purchase.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a-b) Item 5 of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

     On November 14, 1995, the Company was informed by the Interested Manufacturer informed the Company that it was not interested in any form of joint venture or business combination with the Company. The Interested Manufacturer indicated that it continues to be interested in joint development of products between the companies. Discussions with the Interested Manufacturer are expected to continue.

ITEM 10.  ADDITIONAL INFORMATION

     (c) Subsection (b) of Item 10 of the Schedule 14D-1 is hereby amended by the following replacement:

     As required by the HSR Act and rules promulgated by the FTC, Parent expects to file a Notification and Report Form with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement shortly.

     (e) Subsection (e) of Item 10 of the Schedule 14D-1 is amended and supplemented by the following information:

     On November 17, 1995, a purported class action entitled Silber v. Maxtor Corporation, et al. C.A. No. 14708 (the "Silber Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Silber Action names as defendants each of the current members of the Board of Directors, the Company, Parent and the Purchaser. As of this date, none of the defendants named in the Silber Action have been served. The Silber Action alleges, among other things, that the defendants violated their fiduciary duties in structuring the Offer to eliminate the public stockholders of the Company from continued equity participation in the Company at a price per Share which is grossly unfair and inadequate, that Parent, the Purchaser and the Hyundai Shareholders dominate and control the Company and the Board of Directors giving them access to nonpublic information relating to the true value of the Company and preventing a truly independent evaluation of the Offer, and that the Special Committee was not independent. The Silber Action seeks relief including, among other things, that the court preliminarily and permanently enjoin the consummation of the Offer, order defendants to carry out their fiduciary duties, account for and place in trust all profits realized from their alleged actions, and award attorneys' fees and costs. The defendants in the Silber Action believe the allegations in the complaint are meritless and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

     On November 20, 1995, a purported class action entitled Barrington v. Gallo, et al, C.A. No. 14711 (the "Barrington Action") was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Barrington Action names as defendants each member of the Board of Directors except Mr. Christ. The Company, Parent, HEI and Mr. Ryal R. Poppa, a former director of the Company, were also named as defendants. As of this date, none of the defendants named in the Barrington Action have been served. The Barrington Action alleges that HEI controls and dominates the directors of the Company and that the Company directors have approved the Parent's $6.70 proposal notwithstanding the "gross inadequacy and unfairness of the price." The Barrington Action seeks relief including, inter alia, a preliminary and permanent injunction against the consummation of the Offer, unspecified damages and attorneys' fees and costs. The defendants in the Barrington Action believe the allegations in the complaint are meritless and those defendants which are subject to the jurisdiction of the court intend to defend against the action vigorously.

     The Wacholder Action filed in the Court of Chancery of the State of Delaware in and for New Castle County on November 1, 1995, and discussed in more detail in the Schedule 14D-1 and the Offer to Purchase, names as defendants each member of the Board of Directors except Mr. Christ. The Company, Parent, HEI and Mr. Poppa, a former director of the Company, were also named as defendants. As of this date, all of the defendants except Parent and HEI have been served.

ITEM 11.  SUPPLEMENTAL MATERIAL TO BE FILED AS EXHIBITS

          (g)(2) Complaint captioned Wacholder v. Gallo, et al, C.A. No. 14668 filed in the Delaware Chancery Court on November 1, 1995.

          (g)(3) Complaint captioned Silber v. Maxtor Corporation, et al, C.A. No. 14708 filed in the Delaware Chancery Court on November 17, 1995.

          (g)(4) Complaint captioned Barrington v. Gallo, et al, C.A. No. 14711 filed in the Delaware Chancery Court on November 20, 1995.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 1995                       HYUNDAI ACQUISITION, INC.
                                               By: /s/  Y. H. KIM
                                                   Name: Y. H. Kim
                                                   Title: President and Chief Executive
                                               Officer
                                               HYUNDAI ELECTRONICS AMERICA
                                               By: /s/  Y. H. KIM
                                                   Name: Y. H. Kim
                                                   Title: President and Chief Executive
                                               Officer
                                               HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                                               By: /s/  Y. H. KIM
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI HEAVY INDUSTRIES CO., LTD.
                                               By: /s/  Y. H. KIM
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI CORPORATION
                                               By: /s/  Y. H. KIM
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI MERCHANT MARINE CO., LTD.
                                               By: /s/  Y. H. KIM
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent

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

                                 EXHIBIT INDEX

                                                                                           PAGE
EXHIBIT NUMBER                                EXHIBIT NAME                                NUMBER
--------------  ------------------------------------------------------------------------  ------
    (g)(2)      Complaint captioned Wacholder v. Gallo, et al. C.A. No. 14668 filed in
                the Delaware Chancery Court on November 1, 1995.........................     11
    (g)(3)      Complaint captioned Silber v. Maxtor Corporation, et al. C.A. No. 14708
                filed in the Delaware Chancery Court on November 17, 1995...............     15
    (g)(4)      Complaint captioned Barrington v. Gallo, et al. C.A. No. 14711 filed in
                the Delaware Chancery Court on November 20, 1995........................     32

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